November 22, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (416) 933-2300

Mr. Richard E. Waugh
President and Chief Executive Officer
44 King Street West
Scotia Plaza 8th Floor
Toronto, Ontario, Canada M5H 1H1

Re: **Bank of Nova Scotia**
     Form 40-F for the period ended October 31, 2005
     File No. 001-31316

Dear Mr. Waugh:

We have completed our review of your Form 40-F and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief